Exhibit 21.1

AMTECH SYSTEMS, INC. AND ITS SUBSIDIARIES

SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction in which incorporated
Tempress Systems, Inc.	State of Texas

Tempress Group Holding B. V.	The Netherlands

Tempress Holdings B.V.	The Netherlands

Tempress Systems B.V.	The Netherlands

Tempress Manufacturing B.V.	The Netherlands

Tempress Engineering B.V.	The Netherlands

Tempress Onroerend Goed B.V	The Netherlands

Tempress IP B.V.	The Netherlands

Tempress Asia Holding BV	The Netherlands

Tempress Hong Kong Limited	Hong Kong

P.R. Hoffman Machine Products, Inc	State of Arizona

Bruce Technologies, Inc	State of Massachusetts

Bruce Technologies Europe GmbH	Federal Republic of Germany

R2D Automation SAS	France

Shanghai Kingstone Semiconductor Ltd.	China

Kingstone Technology Hong Kong Ltd.	Hong Kong

Wuxi KingCore Technology Company Limited	China

Amtech Tempress New Energy Technologies Limited	China